UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: October 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED

ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:	TIAN RUIXIANG Holdings Ltd
Former Name if Applicable:	N/A
Address of Principal Executive Office (Street and Number):	2107, Block B, Shoudong International Dongcheng District
City, State and Zip Code:	Beijing, People’s Republic of China 100000

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TIAN RUIXIANG Holdings Ltd (the “Registrant”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the fiscal year ended October 31, 2025 (the “Annual Report”) by the due date, due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Annual Report. The Registrant is working diligently to complete the Annual Report and expects to file the Annual Report within the 15-calendar day extension provided by Rule 12b-25, but can provide no assurance that it will be able to file by such time.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Yue Wang	(86)	18210969385
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting an increase in revenue for the fiscal year ended October 31, 2025, compared to approximately $3.22 million for the fiscal year ended October 31, 2024. This increase is primarily driven by the expansion of the Company's insurance brokerage activities and recent business developments, including the impact of recent acquisitions.

However, the Company also anticipates a substantial increase in operating expenses. This increase is primarily attributable to higher legal and professional fees associated with the Company’s efforts to maintain its Nasdaq listing and the related appeal of a delisting notification, as well as costs incurred in connection with the transition of the Company’s independent registered public accounting firm following the dismissal of its previous auditor in August 2025.

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TIAN RUIXIANG Holdings Ltd
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 4, 2026	By:	/s/ Baohai Xu
Baohai Xu
Chief Executive Officer

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